UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GLOBAL SHIP LEASE, INC.

(Name of Issuer)

Class A Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

Y27183600

(CUSIP Number)

Michael S. Gross

500 Park Avenue

New York, NY 10022

(212) 993-1675

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y27183600

1	Names of Reporting Persons Michael S. Gross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,344,094
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,344,094
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,094
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.4% (1)
14	Type of Reporting Person (See Instructions) IN

(1)

Based on 30,696,196 Class A Common Shares outstanding as of January 21, 2021, as disclosed in Exhibit 99.1 to the Form 6-K filed by Global Ship Lease, Inc. (the “Issuer”) with the Securities and Exchange Commission (the “SEC”) on January 21, 2021.

CUSIP No. Y27183600

1	Names of Reporting Persons Marathon Founders, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 777,214
	8	Shared Voting Power 0
	9	Sole Dispositive Power 777,214
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,214
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.5% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on 30,696,196 Class A Common Shares outstanding as of January 21, 2021, as disclosed in Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on January 21, 2021.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D is being filed by the undersigned to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (“SEC”) on August 25, 2008, as amended by Amendment No. 1 filed on August 28, 2008, Amendment No. 2 filed on November 20, 2009, Amendment No. 3 filed on December 1, 2009, Amendment No. 4 filed on November 2, 2018, Amendment No. 5 filed on November 21, 2018, Amendment No. 6 filed on January 3, 2019, and Amendment No. 7 filed on October 3, 2019. This Amendment No. 8 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 8 is being filed due to the change in the number of shares of Class A Common Stock that are outstanding as a result of the conversion by Kelso of 250,000 Series C Preferred Shares of the Issuer into 12,955,188 shares of Class A Common Stock of the Issuer on January 21, 2020.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The previously disclosed Voting Agreement has terminated by its terms.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 30,696,196 shares of Class A Common Stock outstanding as of January 21, 2021, as disclosed in Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on January 21, 2021.

Michael S. Gross directly holds 566,880 shares of Class A Common Stock. Marathon Founders directly holds 777,214 shares of Class A Common Stock. As the Managing Member of Marathon Founders, Mr. Gross may be deemed to exercise voting and investment power over all securities of the Issuer held by Marathon Founders and thus may be deemed to beneficially own such securities.

(c)	The Reporting Persons have not effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	On January 21, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Reporting Persons on January 22, 2021, each agreed, subject to certain exemptions, that from January 22, 2021 until the date that is 60 days after January 22, 2021, they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of the Issuer’s Class A Common Stock or any securities convertible into or exchangeable for Class A Common Stock or enter into any swap with regard to Class A Common Stock or exercise any registration rights with respect to Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2021

By:	/s/ Michael S. Gross
Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member